Exhibit 4.11

Barcelona, March 5, 2021

G A T H E R E D:

On the one hand, Mr. RAMON MARIA XUCLÀ COMAS, of legal age, married, resident of Barcelona, with address for the purposes of this contract at Avenida del Parque Logístico no 2-10, Polígono Industrial de la Zona Franca, 08040-BARCELONA, holder of identity card number (D.N.I.) no 78066433V.

And on the other hand, Mr. ENRIC ASUNCION ESCORSA, of legal age, married, domiciled for these purposes in Barcelona, Calle Foc 68 and holder of identity card number (D.N.I.) 47.795.190-V.

I N T E R V E N E:

Mr. Ramon Maria Xuclà Comas acts for and on behalf of the CONSORCIO DE LA ZONA FRANCA DE BARCELONA (hereinafter referred to as CONSORCIO or ARRENDADOR) domiciled in this City, Avenida del Parque Logístico, number 2 - 10 of the Polígono Industrial de la Zona Franca, has assigned the Tax Identification Number Q-0876006-H and is governed by Statutes approved by Order of the Ministry of Finance of July 1, 1968, Official Bulletin of the State no 182, of July 30, 1968. It acts by virtue of the deed of substitution of power of attorney, granted by the Notary Mr. Antonio Diez de Blas on October 15, 2018 and number 3,156 of his protocol.

And Mr. Enric Asuncion Escorsa in his capacity as Managing Director (Consejero Delegado) who acts in his capacity as Managing Director (Consejero Delegado), by virtue of public deed granted before the Notary of Barcelona D. Jaime Agustín Justribó on June 11, 2019, with number 1,212 of his protocol, duly registered in the Mercantile Registry and does so in the name and on behalf of the company WALL BOX CHARGERS, S.L. (hereinafter WALLBOX or RENTER), a Spanish company, domiciled in Madrid, Paseo de la Castellana 95, incorporated for an indefinite period of time by deed authorized by the Notary Public of Martorell, Ms. Matilde Farriol Bonet, under number 983 of her protocol. Registered in the Mercantile Registry of Madrid in Volume 36.360, Folio 189, Page M-653256 and with Tax Identification Number (N.I.F.) B-66.542.903.

Both parties, in the respective capacities in which they intervene, mutually and reciprocally acknowledge full legal capacity for this act and their free and spontaneous wills.

D E C L A R E:

I.- That the CONSORCIO DE LA ZONA FRANCA DE BARCELONA is the owner of the following property:

“industrial plot of land of sixteen thousand eight hundred square meters (16,800 m2), located at number 26 of street D of Sector C of the Industrial Park of the Zona Franca de Barcelona”.

It does not constitute an independent registered property and is formed by the following portions of registered properties of the Property Registry of Hospitalet number 7:

•	Registered property number 711 of 14,400 m2 of surface area (in its entirety), in volume 1,330, book 22, and folio 216.

•	portion of 2.400 m2 of surface of the registered property number 733, in volume 1.343, book 25 and folio 50.

According to topographic measurement, the surface of the industrial plot is 16,920.00 m2.

Cadastral reference:

•	Land: 7357810DF2775E0001TG

•	Building: 7357810DF2775E0002YH

That, although it is not registered or described in the Property Registry (Registro de la Propiedad), inside the plot there is an industrial building with an area of eleven thousand two hundred and twenty square meters (11,220 m2).

Hereinafter referred to as “PROPERTY”.

Attached to the present grant as annex number 1 is the plan of the described plot, said plan prevailing in case of discrepancy with the descriptions made.

II.- That the aforementioned plot is located in the Industrial Estate of the Zona Franca, which is governed in urban terms by the General Metropolitan Plan of July 14, 1976 (Plan General Metropolitano de 14 de julio de 1976), and by the Partial Plan for the Development of the Industrial Estate of the Zona Franca (Plan Parcial de Ordenación del Polígono de la Zona Franca), finally approved on February 16, 1968. According to this urban planning, the plot described in the previous paragraph is classified as 22-A, industrial land. The CONSORCI declares and guarantees that all the urban development obligations contemplated in this planning have been fulfilled. As all the urban development execution procedures have been completed, the plot has the status of plot of land.

The parties declare that they have sufficient knowledge of the content of the urban planning regulations applicable to the plot described in the preceding paragraph.

The Lessor declares that, as of today and according to his knowledge, there is no urban development plan on the Property that modifies the industrial qualification 22-a.

III.- That, after the corresponding negotiations held by the parties, in which each one has acted with the corresponding specialized legal advice, they have reached an agreement to formalize the lease of the object to be stated, and therefore they formalize the present LEASE AGREEMENT OTHER THAN THE HOUSE, which shall be governed by the current LAU, insofar as it is not expressly provided for in the following

CLAUSES

FIRST – Purpose. - The object of the lease contract is the “PROPERTY” described in item I, which is owned by the consortium in favor of the company Wall Box Chargers, S.L., which it receives in its current state and to its full satisfaction.

SECOND – Destination. - The “PROPERTY” shall be used by the LESSEE solely and exclusively for the design, manufacture, assembly, logistics, etc. of the “WALL BOX CHARGERS”.

and storage of intelligent charging systems and batteries for electric and hybrid vehicles.

This use may not be modified without prior written authorization from the LESSOR.

It is expressly prohibited the exercise of activities classified as noxious, annoying, unhealthy and dangerous, without the prior adoption of the pertinent corrective measures imposed by the mandatory administrative authorization for the exercise of the aforementioned activities.

THIRD – Duration. - The present contract shall have a duration of TEN (10) YEARS and its validity shall be understood to begin, for all purposes, on March 8, 2021, and shall therefore terminate on March 7, 2031.

The contract shall be extended, optionally by the LESSEE and compulsorily by the LESSOR, by means of two (2) extensions of five (5) years each, with 2 years of mandatory compliance at the beginning of each extension, unless the LESSEE reliably communicates its intention not to extend this Contract, at least six (6) months prior to the date of termination of the Contract or the beginning of its automatic extensions.

Of said initial term of 10 years, the first 5 years of the contract shall be binding on the LESSEE. With respect to the remaining 5 years of the contract and the extensions, the LESSEE may withdraw from the contract provided that he communicates his decision FOUR (4) months prior to the effective date and compensates the LESSOR with an amount equivalent to three (3) months’ rent in force.

Upon expiration of the agreed term, the present contract or any of its extensions shall be automatically terminated, and it may not be considered that there is a tacit renewal even if the notice referred to in Article 1,566 of the Civil Code (Real Decreto de 24 de julio de 1889 por el que se publica el Código Civil) has not been issued.

Upon termination of the lease for any reason whatsoever, the LESSEE shall leave the “PROPERTY” free, vacant and available.

FOURTH – RENT.-

4.1

RENT.-The LESSEE shall pay the LESSOR, for the “PROPERTY” under lease, a monthly rent of SIXTY ONE THOUSAND SEVEN HUNDRED AND TEN EUROS AND FIFTY CENTS (61,710.00 €) at a rate of 5.50 €/m2/month for the surface area of the building, without prejudice to the provisions of sections 4.2. and 4.3. of this clause.

The corresponding taxes and fees shall be applied to the rent, especially the value added tax (VAT) or the one that replaces it, at the legal rate in force, so that the total rent of the lease shall be constituted by the aforementioned figures, multiplied by the total surface areas of the building and offices, object of the lease.

The aforementioned amounts shall be paid by means of a receipt to be issued by the LESSOR to be charged to the bank account designated for such purpose by the LESSEE and in advance, within the first five days of each month.

4.2	RENT DISCOUNTS - The parties agree to the following discounts on the rent only:

•	Rebate of 2.00 €/m2/month (i.e. 22,440.00 €/month) during the first two years after the end of the grace period provided for in section 4.3. below.

•	Bonus of 0.50 €/m2/month (i.e. 5,610.50 €/month) during the third and fourth year after the end of the grace period provided for in section 4.3. below.

4.3.	RENT GRACE PERIOD. - The parties have agreed that during the first eight (8) months of the contract (“grace period”) no rent shall be paid. The first rent shall therefore accrue on October 8, 2021.

FIFTH	- Rent Review.-

5.1.	REVISION OF THE RENT

The rent shall be reviewed on January 1 of each calendar year, the first review being carried out on January 1, 2023, in accordance with the provisions set in Law 2/2015, 30 March, on the de-indexation of the Spanish economy, using as a reference index the annual variation of the index of office rental prices in Catalonia, published by the National Institute of Statistics, taking as the reference annuity that which corresponds to the last index published on the date of review of the contract.

The review shall always be carried out on the total or revised rent that the LESSEE pays at the time it is carried out, applying to it the variation experienced by the aforementioned index in the twelve months prior to the day on which it is carried out.

Given that the publication of the definitive indexes is normally delayed, the parties agree to apply the corresponding provisional index, without prejudice to any readjustments that may be necessary, in view of the definitive index that is published.

The delay in the practice of the revisions shall not in any way signify waiver or lapse of the right, and the LESSOR may make the revisions retroactively.

5.2.	EXTRAORDINARY REVISION

Independently of what is established in the previous paragraph, the parties agree that, on January 1, 2031, the monthly rent SHALL be revised to adjust it to the market price for the rental of warehouses in the area.

The market rent shall be considered to be the one agreed by the parties; in the absence of express agreement, the one established in accordance with the following.

For such purposes, 12 months prior to the time at which this extraordinary review is to operate, the party seeking the review shall summon the other party for a day later in one month from the date of receipt of the request, in order to exchange a report from a recognized real estate consultant on a proposal for determining market rent. The summons will indicate day, hour and office of notary or notary public where the parties will carry out the exchange of opinion, which notary will draw up the corresponding minutes. If on the date specified in the summons one of the parties does not appears, or does not provide a reasoned opinion, the rent shall be fixed according to the proposal of the appearing party supported by the corresponding opinion. If on the date indicated both parties appear, each providing its own opinion, in the event that the higher proposal does not exceed the other proposal by more than 20%, the rent shall be set at the arithmetical midpoint between the two. In the event that they differ by more than 20%, and the parties are unable to reach an agreement on the determination of the market rent, the determination of the market rent will be submitted to the arbitration tribunal of Barcelona, which will be entrusted with the appointment of the arbitrator and the administration of the arbitration, and if this arbitration tribunal does not exist, to the arbitration tribunal of the person currently holding the position of Dean of the College of Economists. The arbitration shall be of equity, and the parties submit themselves from this moment to the arbitration decision to be adopted. The fees of the arbitration proceedings shall be paid by the parties in the proportion in which the income claimed by each party deviates from the income determined by the arbitration system, so that the more the proposed percentage deviates from the arbitration income, the greater the participation in the payment of the costs. By way of example: if the rent offered by the lessor is 125, and the rent offered by the lessee is 25, and the arbitration rent is set at 100, the costs will be borne at 25% by the former and 75% by the latter.

In any case, the variation of the rent shall not exceed 30% of the rent being paid by the TENANT at the time of the review.

SIXTH.-Deposit.- The LESSEE hereby deposits with the LESSOR an amount equivalent to two monthly payments of rent, which amounts to ONE HUNDRED AND TWENTY-THREE THOUSAND FOUR HUNDRED AND TWENTY EUROS (123,420.00 €), as a guarantee for the performance of the obligations agreed upon in this contract. Said amount shall be subject to legal liabilities.

In compliance with the provisions of article 36 of the current Urban Leases Law (LAU) (Ley 29/1994, de 24 de noviembre, de Arrendamientos Urbanos), the LESSOR undertakes to deposit said amount with INCASOL. At the end of the contract, the LESSOR shall inform INCASOL of the termination of the contract. Once INCASOL has paid the amounts to the LESSOR, the latter will return them to the LESSEE, provided that the LESSEE has complied with each and every one of the obligations assumed in the present contract and once the property has verified the state of conservation of the leased surfaces. Otherwise, it shall be returned to them with any deductions that may be applicable.

The existence of this deposit in the hands of the LESSOR does not authorize the LESSEE to fail to make or delay the payment of the contractual rent and other amounts due to the LESSOR.

The bond shall be subject to update at the time of each extraordinary rent review in accordance with the provisions of clause 5.2, at which time it shall be updated to the amount equivalent to two monthly payments of the rent in force at the time of the update.

SEVENTH.- Other Guarantees.-THE TENANT hereby delivers a BANK GUARANTEE in the amount of TWO HUNDRED AND FORTY SIX THOUSAND EIGHT HUNDRED AND FORTY EUROS (246,840.00) corresponding to FOUR (4) months’ rent.

The guarantee must contain signatures authenticated by a notary public and be registered in the Special Registry of Guarantees (Registro Especial de Avales).

The presentation of the guarantee is constituted as a resolutory condition of this document.

The said guarantee shall guarantee all the obligations assumed by the LESSEE in this contract after its entry into force, in such a way that upon breach of any of them, the LESSOR shall own the entire amount guaranteed as a penalty, proceeding to the execution of the said GUARANTEE without prior notice, without prejudice to the corresponding actions for damages that may correspond to the LESSOR.

The LESSEE delivers a bank guarantee valid until March 4, 2022. Prior to the expiration of said bank guarantee, the TENANT shall deposit a new bank guarantee to replace it.

This guarantee is subject to the same regime as the legal deposit agreed upon by the parties in section 6.1 above; consequently, this additional guarantee shall be retained by the property and liquidated to the LESSEE upon termination of the lease, with the corresponding executions existing economic liabilities of the LESSEE at the time of restitution.

Said guarantee shall also be updated at the time of each extraordinary rent review in accordance with the provisions of clause 5.2, at which time its amount shall be updated to the amount equivalent to 50% of the rent in force at the time of the update.

Failure to deliver the guarantee, or to update it, in the terms and contents indicated above, entitles the LANDLORD to terminate this contract at any time without the right to indemnification in favor of the LESSEE, who now waives any claim whatsoever.

EIGHTH - Works.- The works and installations that the LESSEE may wish to carry out, always with the prior written authorization of the LESSOR, in order to adapt the rented object to the agreed purposes, shall be exclusively at his expense, and he shall be obliged to return it in the state and conditions in which he received it at the end of the contract, removing all the works sufficiently in advance, unless the LESSOR exempts him from this obligation because he is interested in maintaining the works and installations carried out, the LESSEE renouncing from now on to claim any compensation or economic consideration for the improvements made, even in the event that the same represent a real and effective enrichment for the LESSOR.

All works and installations must comply with the conditions and requirements of the PGM, the Regulatory Ordinances of the Partial Plan, the Ordinances of the Barcelona City Council and other legal, regulatory and administrative provisions in force on the matter and the rules and instructions issued by competent bodies relating to the protection of the environment.

NINTH - SUPPLIES The LESSEE shall have to contract all types of supplies required for its activity directly with the supply companies and assume the full cost thereof, whether derived from the contracting of the supply, or from the change of name if the supply has already been contracted, or from the provision of the same.

TENTH. - SPECIFIC OBLIGATIONS OF THE LESSEE.

10.1 Independently of any other obligations derived from the present lease, the lessee company will have to specifically comply with the following obligations:

a)

to respect the administrative regulations applicable to its activity and the town planning regulations applicable to the sector. In particular, to comply with the instructions of the Consortium regarding the works of all kinds that are intended to be carried out. The partial plan for the development of the Zona Franca Industrial Estate is attached as Annex No. 2.

b)

Before starting the activities to be carried out on the leased plot of land, the LESSEE must have fenced the same at its own expense, a fence that must meet the conditions required by the Regulatory Ordinances of the Industrial Estate of its location.

c)

The LESSEE undertakes to make its best efforts to ensure that its employees do not park or park their own vehicles, or those of its staff or management, on any of the streets of the industrial estate of the free zone, except in the areas designated for this purpose.

d)	It shall be obliged to proceed to the daily cleaning of the sidewalks bordering the facade of the leased object.

e)	Not to carry out the access or exit of vehicles through the corners or chamfers of the streets.

f)	To conserve, maintain and repair the fences that border the leased area and the ford of access to the plot within 15 calendar days following the notice given by the Consortium.

g)	The TENANT shall be responsible for the construction works of the access ford to the leased “FINCA”.

h)

To deliver annually to the LANDLORD a copy of the maintenance contracts of all the installations and services of the premises, as well as that of the photovoltaic panels. To facilitate and allow the LANDLORD, and the workers or industrialists sent by the LANDLORD, access to the leased property, upon request 24 hours in advance, for the purpose of inspecting the condition and characteristics of the leased property in order to verify the fulfillment of the contractual obligations without hindering or impairing the LESSEE’S activity.

i)

To facilitate and allow access to the leased property to the LESSOR, and to the operators or industrialists sent by the LESSOR, upon request with 24 hour’s notice, for the purpose of inspecting the condition and characteristics of the leased property in order to verify the fulfillment of the contractual obligations without hindering or impairing the activity of the lessee.

j)

The necessary authorizations, permits, licenses, or administrative formalities (prior communication or responsible declaration, or any other), shall be the responsibility of the LESSEE and shall be entirely at the LESSEE’S expense, with no liability for the LESSOR. To this effect, the lack of the necessary administrative procedures or authorizations, or the cancellation, revocation or termination thereof, for whatever reason, even if the cause is the objective characteristics of the property or the applicable urban planning regulations, shall not affect the validity or effectiveness of this contract.

k)

To assume all expenses and taxes levied on the ownership, use, usufruct, occupation or any other aspect of the leased surface and of the existing buildings and constructions on the plot or which, by way of improvements, the LESSEE may erect. In this sense, the LESSEE shall be liable for the real estate tax or any other tax levied on the ownership, usufruct or any other aspect of the leased surface and the buildings and constructions on the plot. The repercussion of the quotas that the LESSOR is obliged to pay for such taxes shall be made to the LESSEE on a quarterly basis.

l)

To vacate the “PROPERTY” leased upon termination of the contract for any reason. Failure by the LESSEE to comply with this obligation shall entail a penalty equivalent to two months’ rent, in the amount corresponding to the date on which the eviction was to take place, for each month during which the non-compliance lasts; this penalty shall be doubled if the non-compliance lasts for more than six months, as from the expiry of said term; it shall be tripled if the non-compliance lasts for more than twelve months, as from the expiry of said term, and so on, increasing by a multiple for each six months of delay in the eviction.

m)

Not to store or handle, on the leased property, explosive, inflammable, uncomfortable or unhealthy materials without the required licenses, except for all the activities of the lessee, for which they must have the generic licenses that cover them.

n)	To clean the interior, the facades of the premises, the fences and the roof, and to keep the area of the leased “PROPERTY” that is free of buildings in a proper state of cleanliness.

o)

To consent to the passage on the leased property of existing pipes or networks (these because they do not hinder the normal activity of the LESSEE) or future ones, as the case may be (these provided that they do not harm the use of the LESSEE), with the obligation to respect them, not to alter them, not to manipulate them or use them in any way, and to allow on these pipes or networks any intervention or work on them with sufficient prior notice and provided that it does not imply any alteration or harm to its activity.

p)

In general, it is obliged to submit to the norms contained in the Regulatory Ordinances of the Industrial Estate and to the legal dispositions in town planning matters that are applicable at all times.

ELEVENTH. LIABILITY FOR DAMAGES AND INSURANCE.

11.1 THE LESSEE shall be directly and exclusively liable for any damages that may be caused to third parties or things for any cause attributable to him, his employees, dependents or assistants, including damages derived from installations for services and supplies, and especially those that are a direct or indirect consequence of:

•

The activity carried out and/or the performance of any kind of works in the leased property, exempting the lessor from all liability, including for damages derived from installations for services and supplies.

•	Failure to comply with the obligations imposed by the municipal ordinances in force at any given time regarding Fire Protection Conditions in buildings, etc.

•

The production on the leased property of noise, vibrations, heat radiation, fumes, bad smells, emissions or electrical interference, and in general any other activity that may cause damage to the lessor.

11.2 The LESSEE undertakes to take out, at its own expense, a civil liability policy covering, inter alia, the risk of possible damage to its premises. This policy shall necessarily remain in force during the entire term of this contract and shall contain an express waiver of the right of recourse against the LESSOR.

Failure to subscribe the aforementioned policy in the terms and contents indicated above shall entitle the LESSOR to terminate the present contract at any time without the right to indemnification in favor of the LESSEE, who hereby waives any claim whatsoever. For this purpose, the LESSOR, in order to be able to verify compliance with this obligation, may request that a copy of the policy taken out at any time during the term of the contract be delivered to him, as well as proof of the receipts for the payment of the premiums.

TWELTHT - Assignment of rights - With express waiver of art.32 of the LAU, total or partial assignments are prohibited, as well as subleases of all or part of the leased surface. The TENANT may neither subrogate, nor transfer, nor in any way assign for valuable consideration or free of charge, any of the rights acquired under this contract, except to other companies belonging to the same group within the meaning of art. 42 Commercial Code (Real Decreto de 22 de Agosto de 1885 por el que se publica el Código de Comercio).

Failure to comply with this agreement shall be cause for termination of the contract.

THIRTEENTH. - Conservation, repairs and improvements.-

The LESSEE declares to receive the leased object in good conditions of conservation and to his full satisfaction. The Technical Due Diligence report commissioned by the LESSEE is attached hereto as annex number 3 and as annex number 4 the initial proposal for the implementation and description of the alterations to be carried out in the industrial building.

Henceforth, all the works and expenses necessary for the conservation, repair, replacement, maintenance and improvement of the leased object, as well as of the installations and services existing therein, with special mention of the fire extinguishers, shall be at the exclusive expense of the LESSEE, with express waiver of the provisions of article 21 of the LAU.

FOURTEENTH. - Fire regulations. - The LESSEE shall keep the fire extinguishers and the access to these free and clear and without any obstacle that may hinder or hinder the use of said fire protection systems.

FIFTEENTH. - Soil Contamination. - The LESSEE who carries out any potentially contaminating activity, of those provided for in Law 5/2013 of 13 June 2013, Law 22/2011 of 28 July and Royal Decree 9/2005 of 14 January, or in the legislation in force, is obliged to provide the LESSOR with a copy of the preliminary situation report or complementary reports or situation reports referred to in article 3 of the aforementioned regulatory provision.

In the event of the administrative declaration of contaminated land, the LESSEE assumes the obligation to communicate to the LESSOR the notifications received, both of procedural acts and of resolutions of the administrative procedures referred to in article 4 of royal decree 9/2005, of 14 January, and shall carry out the actions that may be appropriate in application of article 7 of the aforementioned regulation.

The LESSEE shall at all times be liable to the LESSOR for the liabilities required in application of the aforementioned regulations or any other that may replace them, with the obligation to compensate the property for any damage or harm caused by the infringement of the regulations or the contamination of the soil produced by the activity carried out by the LESSEE. For the appropriate purposes, a soil and groundwater quality report and a risk analysis report are attached as annex number 5.

In any case, upon termination of the lease, the LESSEE shall draw up a status report on soil and water pollution and shall be charged the costs of carrying out all the decontamination work required to comply with the regulations in force at any given time in this area. During the time the decontamination work is being carried out, the LESSEE shall continue to pay the agreed rent.

SIXTEENTH. - Solar Energy. - The LANDLORD, through its CSR policy, is adhered to the declaration of principles of the UN Global Compact that pursues the fulfillment of the Sustainable Development Goals (SDGs) within the framework of institutions and companies. The industrial sector is an environment that is particularly sensitive to the objective linked to energy consumption, water, sustainable resources and respect for the environment. In this scenario, it is essential for the LESSOR to encourage and promote the use of energy systems from renewable sources among its tenants.

In order to bring the industrial sector closer to a sustainable environment, the LESSEE is obliged to incorporate in the construction project of any building, the installation of photovoltaic solar energy on the maximum possible surface of the roof. To this end, the LANDLORD shall collaborate with the LESSEE to provide the technical support necessary to optimize the implementation of PV. In the event that the LESSEE does not carry out such implementation on the roof, the CONSORTIUM reserves the right of use and exploitation of such roofs to carry out, at the CONSORTIUM’s expense, the implementation of solar photovoltaic energy by contracting the service to specialized third parties, unless the LESSEE sufficiently justifies the inconveniences that this implementation could entail to its operation.

SEVENTEENTH. - Law of the contract.- In all matters not provided for in this contract, Title III of the current LAU shall apply, expressly excluding the provisions of articles 31, 33 and 34 of the same.

By virtue of the power that article 4.3 of the current Urban Leases Law (LAU) gives to the contracting parties to exclude the application of some benefits and rights, the parties expressly and formally exclude the application, in the present leasing relationship, with express waiver by the lessees, of the following rights:

•	Article 30 of the LAU, in connection with Articles 21, 22, 23 and 26.

•	Article 21 of the LAU, referring to conservation and repair works.

•	Article 22 of the LAU referring to improvement works.

•	Article 23 of the LAU, referring to works that modify the structure, stability, security and configuration.

•	Articles 31 and 25 of the LAU, referring to the rights of preferential acquisition and challenge.

•	Article 26 of the LAU, referring to conservation works or works required by the competent authority that make the object uninhabitable.

•	Article 32 of the LAU, referring to the rights of assignment of the contract and sublease.

•	Article 34 of the LAU, referring to the compensation to the lessee, or eventually if interpreted as sublessee, for the clientele at the end of the contract.

EIGHTEENTH. - Data Protection.- The processing of the personal data included in the heading of this contract shall be carried out in accordance with the provisions of Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and the free movement of such data and shall be incorporated into the processing system owned by Consorci de la Zona Franca de Barcelona, hereinafter “CZFB”, for the purpose of providing you with the services contracted as a client and to send you advertising and commercial prospecting and/or documents and communications that may be of interest to you. The parties shall at all times properly comply with the provisions contained in the aforementioned Regulations and any other regulations in force or that may be enacted in the future on the subject.

The data collected will be kept for the duration of the service, as well as during the periods of limitation of legal actions in case of possible liability that may arise from the contractual relationship, and will be treated in a lawful, fair, transparent, relevant, limited, and updated, taking all reasonable measures to ensure that they are deleted or rectified without delay when they are inaccurate. Also, your data may be communicated to public administrations and all those entities and collaborators that are necessary to provide the services. Failure to provide the data to the aforementioned entities implies that the provision of services cannot be fulfilled. You may exercise your rights of access, rectification, suppression and opposition, limitation of processing, data portability and not to be subject to automated individualized decisions, by sending your request to Consorci de la Zona Franca de Barcelona, Av. Parc Logístic, 2-10, 08040 Barcelona, or by e-mail to dpd@zfbarcelona.es, and submit to the competent Control Authority the claim you deem appropriate.

CZFB undertakes not to disclose any confidential data relating to the other Party’s business to which it may have access without the prior express consent of the other Party. CZFB also guarantees that it has informed and obtained the agreement of its employees to the express prohibition on disclosing any data to which they may accidentally have access in connection with the services provided, and the commitment to maintain the secrecy of such information and documentation to which they may have access, in accordance with Article 5 of Organic Law 3/2018 of 5 December on the Protection of Personal Data and the guarantee of digital rights. Upon completion of the agreed services, CZFB shall proceed to delete or, where appropriate, return the personal data obtained during the performance of the services, regardless of the medium or document on which they are contained, unless the retention of the personal data is required by the applicable regulations. It shall be the responsibility of the recipient to control the disclosure of such data within its organization.

NINETEENTH. - Causes for termination. - The breach of any of the obligations agreed upon in this contract shall give rise to its termination and to the indemnification of damages caused by the offender, and the latter shall be responsible for the payment of the expenses arising from the claim, if any.

TWENTYTH. - Jurisdiction. - In order to resolve any discrepancy or divergence that may arise between the parties with respect to the performance or interpretation of this contract, both parties, waiving their own jurisdiction, expressly submit to the jurisdiction of the Courts and Tribunals of Barcelona,

TWENTY-FIRST. - ANNEXES TO THE CONTRACT. - The following annexes are attached to the present contract and are considered as an integral part of the same, for the purposes of knowledge, consent and acceptance by the parties:

Annex No. 1 - Plan of the property.

Annex No. 2 - Partial Plan for the development of the Zona Franca Industrial Park.

Annex No. 3 - Technical Due Diligence.

Annex No. 4 - proposed implementation and description of the reforms.

Annex No. 5 - soil and groundwater quality report.

ADDITIONAL CLAUSE. - THE LANDLORD expressly authorizes the LESSEE to allow W.T. GRUPESA LOGÍSTICAS S.A. to occupy a space in the warehouse temporarily.

And in proof of conformity, both contracting parties sign this document.

/s/ Ramon Maria Xuclà Comas	/s/ Enric Asunción Escorsa
Ramon Maria Xuclà Comas	Enric Asunción Escorsa
Consorcio Zona Franca Barcelona	Wall Box Chargers, SL